INVEST IN **ATHLETIC CLUB OAKLAND**

The Bay Area's ultimate restaurant, bar & sports social club | Partners of the Ballers & Roots


THE
ATHLETIC CLUB
Oakland
ACO 2.0: THE BAY'S SPORTS BAR REINVENTED
$800K Round
From $14M in revenue to a Michelin-backed relaunch, now building Oakland's premier sports social club.
EATER
San Francisco Chronicle
abc7
CBS TELEVISION NETWORK
The Mercury News

theacoakland.com Oakland, CA

Brick & Mortar · Restaurant · Bars & Clubs

Highlights

1. Best sports bar in East Bay 4 years running (The East Bay Express), now adding world-class dining
2. Complete redesign with new partners brings Michelin Guide restaurant expertise
3. Featured in Eater, SF Chronicle, Mercury News, ABC7, and CBS for sports bar excellence
4. Three distinct revenue streams before TVs turn on: restaurant, bar, private events
5. Location in Uptown's new North Lake district with millions in improvements
6. $14M lifetime revenue proves concept, projecting $3M+ in year one post-remodel (not guaranteed)
7. Team combines 50+ years hospitality experience with proven track record

Featured Investors



Paul Freedman Follow

Invested $35,000

Oakland Ballers / Co-Founder

"Athletic Club Oakland is more than a bar—it's a community hub for Oakland sports fans. As Oakland teams left, ACO filled the void. I'm proud to be an investor, and appreciate everything ACO has done for the Oakland Ballers and the Oakland Community. Now you can invest in this thriving, locally loved space and help keep Oakland's sports spirit alive. Be part of what's next."



Edreece Arghandiwal Follow

Oakland Roots / Co-Founder

"I invested in Athletic Club Oakland because they've shown unwavering support for Oakland Roots and Soul Sports Club from day one, and they represent the spirit of what makes sports in The Town so powerful.....community, culture, and connection. I'm excited to help shape the future of sports in Oakland alongside people who truly believe in its potential."



Brady Thomas in Follow

Lifelong Oakland resident and local biz owner

"I am super excited to be able to support the amazing work that the Athletic Club Oakland crew is doing to continue to provide a quality dining and sports experience for Oakland. I have been a diehard fan of ACO since they opened and love the idea of bringing the space in line with an elevated dining experience. This is a place to gather, cheer, celebrate and build community in a city that can always use more of those things. Let's get this thing done!"

Our Team



Miles Palliser Experience Manager, Managing Member

28 years hospitality experience, opened five successful Bay Area restaurant concepts since 2012.



Paul Iglesias Executive Chef, Managing Member

FORBES recognized chef with two decades creating award-winning cocktail programs.



Sophia Akbar Hospitality Director, Managing Member

Co-owner of Michelin Guide restaurant Parche, brings Afghan-American heritage and hospitality expertise.



Ezra Berman CFO, Managing Member

Bay Area entrepreneur who raised $4M+ for restaurant projects, MBA from UCLA Anderson.

We're transforming Oakland's favorite sports bar into something the Bay Area has never seen

OFFICIAL PARTNERS OF THE BEST IN THE GAME

B's · Oakland Soul · Visit Oakland · 50 Oakland · Oakland Roots

NORTHLAKE · Uptown Downtown · Oakland Chamber of Commerce

Athletic Club Oakland has been the East Bay's undisputed champ for sports viewing since 2018.

🏆 **Voted best sports bar four years running.**

🏆 **Partnership events with every major Bay Area team.**

🏆 **A community that shows up for every big game.**

Now founders Miles Palliser and Ezra Berman are partnering with Paul Iglesias and Sophia Akbar, the hospitality duo behind **Michelin Guide restaurant Parche** and the acclaimed new concept **Jaji**.

and you can own a piece of the action for the life of business!

This is where **ACO's legendary sports atmosphere will meet world-class culinary expertise.**


BRINGING MICHELIN GUIDE
RESTAURANT EXPERIENCE TO ACO

👩‍🍳 **Sophia Akbar** found her roots in Afghan-American heritage and infused her Bay Area spirit as **she co-founded Parche and Jaji**, two acclaimed restaurants that celebrate culture and connection. With features in the **MICHELIN Guide, Eater SF, and Sunset Magazine**, her work has garnered widespread attention for blending storytelling, heritage, and hospitality into vibrant, community-centered dining experiences.

👨‍🍳 **Paul Iglesias** brings a Colombian-California restaurant to Uptown Oakland that merges soulful warmth, artistic details, festive cocktails and culinary "magic" to honor his Colombian mother. **Parche, where he is chef and co-owner, was listed in the Michelin Guide soon after opening**, signaling its quality and cultural vibrancy. **He has also been recognized in FORBES for his work with Parche**. In addition, **Paul is chef and co-owner of Jaji with Sophia**.

Paul and Miles became close friends during the process of founding the Oakland Restaurant Collective, an organization of restaurant owners and operators dedicated to supporting and promoting the Oakland hospitality industry. Over this time, Paul's love for sports and The Athletic Club as a venue along with Miles' passion for what Paul and his team were doing in the culinary world began to form a natural alliance.

Miles and Ezra built ACO into the East Bay's premier sports destination. Paul and Sophia created two of Oakland's most celebrated new restaurants.

Now, they're teaming up to level up Oakland in a new way.

The partnership combines ACO's unbeatable game day experience with the type of culinary excellence that's made Oakland a national food destination.

Our previous track record & dominance in Oakland prove the foundation works

BEST IN THE BAY

🥇 **Voted best sports bar in East Bay four consecutive years.**

🥇 **Official watch party venue for Oakland Roots, Soul, and Ballers.**

🥇 **Dozens of press hits** labeling ACO as the premier sports bar in The Bay.


SFGATE
View the article here
The last place in Oakland where it feels like the Warriors never left

👉***Check out the article***

UNRIVALED EXPERIENCE

📺 **30+ TV screens** create the ultimate viewing experience, but the real magic happens during commercial breaks when **live DJs keep the vibes immaculate.**

📺 **If your game is on, we will show it** - every sports package and streaming option available with a dedication to showing **any game, any sport, women's and men's** - every time!

📺 **The game day atmosphere is legendary.** People can watch sports anywhere, but they all say **ACO is the best.**

THE STATS TO MATCH

📊 **7 Years as a proven concept,** surviving COVID and still going strong.

📊 **$14 million in lifetime revenue** generated while building the Bay Area's most passionate sports community.

📊 **Over 11K Social followers, 17k+ email list subscribers, 350k+ google profile views per year,** and over 3k website visitors per month.

And that's before we add in our new partners!

Major media consistently recognizes us as Oakland's sports bar leader

We've been featured in Eater, SF Chronicle, Mercury News, ABC7, and CBS for our sports bar excellence, with coverage spanning our game-day atmosphere, community partnerships, and role in Oakland's sports culture.

WE'VE BEEN FEATURED IN

EATER San Francisco Chronicle abc7

CBS TELEVISION NETWORK The Mercury News

Join us in evolving ACO into the ultimate restaurant, bar & sports social club


OAKLAND'S HOME
FOR THE
WORLD'S GAME
RESERVE NOW


THE
ATHLETIC CLUB
Oakland
ACO 2.0: THE BAY'S SPORTS BAR REINVENTED
$800K Round
From $14M in revenue to a Michelin-backed relaunch, now building Oakland's premier sports social club.
EATER
San Francisco Chronicle
abc7
CBS TELEVISION NETWORK
The Mercury News

Our next iteration of the brand, ACO 2.0, solves this by becoming three businesses in one - a destination restaurant, an elevated bar, and the Bay Area's premier sports social club.

ACO 2.0 transforms into a complete lifestyle experience

While the mission started to create the best sports bar in town, our vision has evolved over the years.

Through our partnership with culinary visionaries Paul and Sophia, a stylish redesign of the space, and meticulously curated programming, the next edition of ACO is set to be a show stopper and a new era of sports social club will be born.

🍽️ **Restaurant transformation with global cuisine** - Small and large share plates reflecting Oakland's diverse community, while still incorporating your sports bar classics.

🍸 **Elevated beverage program** - Craft cocktails, curated wine list, boozy milkshakes, and expanded low-alcohol and no-alcohol options.

🎵 **Proper DJ booth and music programming** - Moving from corner setup to professional booth enabling music nights and events.

🏟️ **Players Club private membership space** - Separate club area with dedicated bar creating mystery and exclusivity.

📸 **Instagram-worthy design elements** - A whole new look with cozy booths, intimate lighting, plants, art and other eye catching elements plus a vintage photo booth and welcoming atmosphere.

🎟️ **Still the greatest sports experience outside of courtside tickets** - All of the above will only add to the unrivaled energy that our community has grown to love.

The complete interior redesign creates three distinct spaces: restaurant for reservations and elevated dining, bar for nightlife and socializing, Players Club

for private events and membership experiences.

Three revenue streams will generate income before sports programming begins



THREE REVENUE STREAMS GENERATE INCOME
BEFORE SPORTS PROGRAMMING BEGINS
$2,000,000
$1,600,000
$1,200,000
$800,000
$400,000
0
$700,000
$1.1M
$1.3M
$1.7M
$100,000
$400,000
Food
Beverage
Events & Catering
Total Income
Current
1,910,000
Projected
3,200,000
Current
Projected

Forward-looking projections are not guaranteed.

The focus on our food and beverage program changes everything. We want to be recognized as a restaurant and bar as much as we are recognized as a sports bar.

Currently people come to watch sports and eat because they're here. **We want people to come to eat and drink regardless.**

Taking reservations means people can "plan to come" - offering a more reliable experience and building the restaurant identity outside of the sports schedule.

The redesigned space gives us three regular revenue streams before the TVs are even turned on:

1. **Restaurant reservations** mean consistent weeknight traffic
2. **Bar programming** attracts nightlife crowds with DJ sets and cocktail culture
3. **Private events** accommodate groups from 25 to 250 guests with a dedicated events director

Additional revenue opportunities:

- **Heavy focus on women's sports** to attract underserved communities
- **New apparel line** designed to generate buzz and additional income
- **Players Club memberships** at different tiers

Combined with sports programming, we'll be generating income all the time instead of just during major sporting events.



FINANCIAL PROJECTIONS
SHOW CLEAR PATH TO
PREMIUM RETURNS
THE
ATHLETIC CLUB
Oakland

💰 **Year One Target**: $3 million revenue post-remodel

💰 **Year Three Target:** $4 million revenue with optimized operations

🎯 **Event Revenue Growth Target:** 400% increase from $100K to $500K annually

Each revenue stream reinforces the others.

Better food brings non-sports customers.

An elevated atmosphere increases spending per visit.

Private events create premium pricing opportunities.

The investment pays for business security, complete remodel, and operating capital to ensure smooth transition and growth.

Future-looking statements are not guaranteed.

Investment Details:

- We are offering up approximate 20% equity in the business to our community through this raise
- $100 = 1 Unit, and we have up to 8,000 units available
- The first $300,000 invested gets a discount: $83.33 per unit (valued at $3.33M) instead of $100 per unit (valued at $4M).
- You own your share for the life of the business and receive your share of profits, including profits from the sale of the business if that happens one day.
- All Wefunder investors will be on a preferred payback schedule receiving their pro rata share of 75% of the distributable profits until your initial investment is returned.
- We are projecting 4-5 years for initial capital return
- After you have received your original capital return you still receive your pro rata share of any distributable profits. If you own 1% you receive 1% of distributable profits.
- In addition to the above, you get some pretty amazing perks that range from 25% to almost 50% of your investment value returned immediately through gift cards, private events, swag, experiences and more! ⇩⇩⇩

Future-looking statements are not guaranteed.


INVESTMENT TIERS AND PERKS
$100
Fan
$25 gift card, digital ownership certificate
$250
Supporter
$100 gift card, custom owners pint glass
$510
Fanatic
$200 gift card, founders t-shirt, name on 510 Founders Wall (online), 10% early bird bonus on next investment
$1,500
Season Ticket Holder
$600 gift card ($150/quarter), founders wall recognition in venue, exclusive reopening party invite (food + drinks), ACO hat
Important Note: Most perks are cumulative. When you invest at a higher tier, you'll also receive all the perks from the lower tiers. For example, if you invested $10k, you will receive all the perks from that tier PLUS all the perks from the tiers below with just a couple of exceptions. Tiered gift cards/private events and membership discount amounts are NOT cumulative. For those you only get what is listed at your investment tier.
$5,000
Premium Suite Member
$2,000 gift card ($500/quarter), hoodie, lifetime club membership, ACO branded whiskey bottle, 48-hour early access reservations
$10,000
Luxury Box Member
Private event ($4,000 value), bar stool with your name, custom jersey, ACO whiskey every year (3 years), 5% lifetime discount
$20,000
Owners Box Member
Private event ($8,000 value), named booth, letterman jacket, VIP club locker with 3 bottles of whiskey, 10% lifetime discount
$50,000
Championship Ring Holder
Full venue buyout ($20,000 value), Players Club naming plaque, 20% lifetime discount, wine tasting with owner (Level 3 Somm), custom signet ring




EARLY BIRD BONUSES
Get 20% more units
If you reserve an investment now.

Strategic funding completes the transformation


OUR $800,000 RAISE SUPPORTS
COMPLETE BUSINESS EVOLUTION
Funding allocation optimized for maximum impact:
$350,000
Business security and debt payoff
$250,000
Complete remodel and redesign
$200,000
Operating capital for transition

Previous investment validates the concept: $1.1 million raised in 2018 for initial purchase, remodel, and opening.

ACO has generated $14 million in lifetime revenue while building Oakland's premier sports community.

This funding takes a proven successful business and elevates it to capture Oakland's expanding hospitality market.


THE OPPORTUNITY TO LEAD OAKLAND'S NEXT HOSPITALITY EVOLUTION IS HERE
Join us in creating the future of sports hospitality while celebrating the community and energy that makes Oakland special.

🚀 **Established market leadership in sports viewing**

Four-year track record as East Bay's best sports bar with loyal community and team partnerships.

🚀 **Oakland's culinary boom creates new opportunities**

Joining the food evolution while maintaining sports bar supremacy positions ACO uniquely in the market.

🚀 **Complete transformation attracts new demographics**

Elevated design and programming brings foodies, date night crowds, and private event clients.

The founding team combines ACO's proven sports bar success with Paul and Sophia's restaurant expertise. Oakland's neighborhood improvements and culinary recognition create ideal conditions for expansion.

We're ready to elevate Oakland's favorite sports bar into the Bay Area's ultimate sports social destination.

Investment opportunity built for growth:

- **Just $100 buys you one unit of ownership** in this proven concept with clear expansion potential
- **Preferred payback structure:** 75% of distributable cash goes to paying back investors first

Oakland's culinary renaissance creates perfect conditions

Oakland was **voted #1 food city by Conde Nast.**

The North Lake district surrounding ACO is receiving millions in neighborhood improvements including a new park directly across the street.

Crime is down.

City workers are returning to downtown.

The area has become **a pilot for neighborhood revitalization.**

The Oakland food scene is thriving, and ACO 2.0 positions us to capture both sports fans and the foodie community that's driving Oakland's reputation.

Join us in creating the future of sports hospitality while celebrating the community and energy that makes Oakland special.

FAQs

Will this be a profit sharing or dividends model for the investors?

Our model is a bit of both; investors will own shares in the company (for the life of the business) and when we have enough accumulated profits, we will pay funds out to all of the shareholders, similar to a dividend.

We will pay capital investors, like yourselves, in a preferred payback model, allocating 75% of distributable profits to returning your capital. Once your initial investment is returned you will continue to receive your pro rata share of distributable profits.

Can I access complete financial statements?

Once we file our Form C, you will be prompted to confirm your reservation in order to finalize your investment. At that time, the entire Form C will be yours to review, including CPA-reviewed financials.

Is the business currently profitable?

The business has had profitable months since COVID, but we have not been profitable on an annual basis. Although we have been running at a loss since the pandemic, we have been improving our bottom line significantly year-over-year and trending towards profitability.

We believe with this new partnership, expanded revenue streams and a commitment to an elevated experience, we will be firmly in the black.

Can I contact you to discuss my investment further?

Feel free to contact us at info@theacoakland.com if would like to discuss further or secure a larger portion of the deal.

Keep in mind that the scope of our discussion can only be about information that all investors have access to as part of this Wefunder page and our Form C, once filed.

Thank you!

**Future results not guaranteed.*